FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Wind Energy Corp. (the "Issuer")
632 Foster Avenue
Coquitlam, British Columbia
V3J 2L7

Item 2. Date of Material Change

May 28, 2007

Item 3. News Release

The Issuer issued a press release dated May 28, 2007. The press release was disseminated through Market News and Stockwatch.

Item 4. Summary of Material Change

Further to the Issuer's news release dated February 20, 2007, the Issuer announced that it is in advanced discussions with an investor group to purchase 6 million units at a price of $0.90 per unit.

The Issuer also announced that it has negotiated a US$412,500 debenture.

Item 5. Full Description of Material Change

The Issuer announced that it is in advanced discussions with an investor group to purchase 6 million units at a price of $0.90 per unit as initially announced in the Issuer's news release of February 20, 2007. Each unit shall comprise of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $1.05 per share.

The Issuer plans to use the proceeds for the acquisition of technical information, individual projects site data and administrative and professional infrastructure on over 1,000 megawatts of wind energy development in the Republic of India.

The Issuer also announced that it has negotiated a US$412,500 debenture to be used for site acquisition in the southwestern United States. The debenture has a term of two years and an interest rate of libor +5.98%. The Issuer plans to issue to the debenture holder a bonus of 119,000 common shares at a deemed price of $0.75 per share.

See the attached news release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9. Date of Report

June 5, 2007